Exhibit 99.1

PRESS RELEASE

Mandate Announcement - TORM plc Announces Fixed Income Investor Calls
TORM plc (the “Company” or “TORM”) (Nasdaq: TRMD or TRMD A) has mandated Danske Bank, DNB Markets, Nordea and SEB as joint bookrunners to arrange a series of fixed income investor calls commencing 08 January 2024. A five-year USD denominated senior unsecured bond issue may follow, subject to inter alia market conditions. With reference to company announcement no. 22 from 09 November 2023 regarding acquisition of the eight LR2 product tanker vessels (the “Acquisition”), the net proceeds from the potential bond issue will be used to part finance five of the eight vessels, including full repayment of a bridge facility potentially partly drawn in connection with the Acquisition, and for general corporate purposes.

Financing of the eight LR2 and the four MR vessels acquired in the fourth quarter of 2023

Towards the end of 2023, TORM obtained commitment from six relationship banks for three facilities, hereunder a bridge facility. Details of the facilities can be found in the attachment to this announcement and on TORM’s website:  https://www.torm.com/news/company-announcements together with this press release.

Contact
Kim Balle, CFO
tel.: +45 3917 9200, e-mail: mail@torm.com

Andreas Abildgaard-Hein, Vice President
tel.: +45 3917 9339, e-mail: ir@torm.com

About TORM
TORM is one of the world’s leading carriers of refined oil products. TORM operates a fleet of approximately 90 product tanker vessels with a strong commitment to safety, environmental responsibility and customer service. TORM was founded in 1889 and conducts business worldwide. TORM’s shares are listed on Nasdaq in Copenhagen and on Nasdaq in New York (ticker: TRMD A and TRMD, ISIN: GB00BZ3CNK81). For further information, please visit www.torm.com.

Safe harbor statement as to the future
This announcement may contain forward-looking statements, including “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as “will”, “aim”, “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, “projects”, “forecasts”, “may”, “should”, or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Company. They are not historical facts, nor are they guarantees of future performance.

Where the Company expresses an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis.  However, because these forward-looking statements are not guarantees of future performance and involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed, projected or implied by these forward-looking statements. In light of these risks and uncertainties, undue reliance should not be placed on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to, the strength of the world economy and currencies including central bank policies intention to combat overall inflation and rising interest rates, the general domestic and international political conditions or events, including “trade wars” and the conflict between Russia and Ukraine, including the end of the conflict, the highly cyclical natures of our business causing fluctuations in charter hire rates and vessel values caused by changes in supply vessels and constructions of newbuilding’s and changes in “ton-mile” demand caused by changes in worldwide OPEC petroleum production, consumption and storage, the duration and severity of the ongoing COVID-19 pandemic, including its impact on the demand for petroleum products and the seaborne transportation of clean products, the interruption or failure of our information technology and communication system including cyber-attacks, the increased cost of capital or limited access to funding due to EU taxonomy and the potential liability from  future litigation and future costs due to environmental damage and vessel collision, the potential conflicts of interest involving our board of directors and senior management.

TORM PLC | OFFICE 105 | 20 ST DUNSTAN’S HILL LONDON, EC3R 8HL, UNITED KINGDOM | COMPANY: 09818726	PRESS RELEASE NO. 01 08 JANUARY 2024	PAGE 1/ 2

Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions or updates to these forward-looking statements to reflect new information, future events or circumstances after the date of this release or to reflect the occurrence of unanticipated events. Please see TORM’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of certain of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

TORM PLC | OFFICE 105 | 20 ST DUNSTAN’S HILL LONDON, EC3R 8HL, UNITED KINGDOM | COMPANY: 09818726	PRESS RELEASE NO. 01 08 JANUARY 2024	PAGE 2 /2